SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Penn National Gaming, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

707569109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  707569109

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 1,825,000

(6)	SHARED VOTING POWER: 0

(7)	SOLE DISPOSITIVE POWER: 0

(8)	SHARED DISPOSITIVE POWER: 1,825,000

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 2.0%

(12)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

Item 1.            (a)   Name of Issuer

Penn National Gaming, Inc. (the “Issuer”)

(b)   Address of principal executive offices

825 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

Item 2.            (a)   Name of Person Filing

This statement is filed by:

HG Vora Capital Management, LLC, a Delaware limited liability company

(b)   Address of principal executive offices

330 Madison Avenue, 20th Floor, New York, NY 10017

(c)   Citizenship

Delaware limited liability company

(d)   Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”).

(e)   CUSIP Number

707569109

Item 3.           Not applicable.

Item 4.           Ownership.

A.   HG Vora Capital Management, LLC

(a)   Amount beneficially owned:

As of December 31, 2017, directly owned:  1,825,000 shares of Common Stock.

(b)   Percent of class:

2.0%.  The percentages used herein and in the balance of this Item 4 are rounded to the nearest tenth and based on 91,095,622 shares of the Issuer’s Common Stock outstanding as of October 27, 2017, according to the Issuer’s 10Q filed on November 3, 2017.

(c)   Number of shares as to which the person has:

(i)          Sole power to vote or to direct the vote:  1,825,000

(ii)         Shared power to vote or to direct the vote:  0

(iii)        Sole power to dispose or to direct the disposition of:  1,825,000

(iv)        Shared power to dispose or to direct the disposition of:  0

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/	Parag Vora
Name:		Parag Vora
Title:		Managing Member